UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 18)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(248) 647-2750

with a copy to:

Steve Wolosky, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Joel L. Rubinstein, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166-4193 (212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,740,239
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,760,639
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,740,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”).  This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 20, 2016, the Reporting Person issued an open letter to PHM’s shareholders. In the letter, the Reporting Person called for Chairman and Chief Executive Officer Richard Dugas and Lead Director Jim Postl to resign from the board of directors (the “Board”) immediately. The Reporting Person noted that Messrs. Dugas and Postl worked together on the failed Centex deal where PHM shareholders lost over $1.46 billion and explained his belief that Messrs. Dugas and Postl have lost credibility with shareholders and cannot continue to serve in their positions as Chairman/CEO and Lead Director. The Reporting Person also announced that if Messrs. Dugas and Postl refuse to immediately resign from the Board and are not replaced by shareholder representatives, he will be voting against the entire Board at this year’s upcoming annual meeting of shareholders.

In the letter, the Reporting Person also highlighted and explained his following concerns that have persisted at PHM under Mr. Dugas’ leadership: (i) lackluster Total Shareholder Return and value destruction, (ii) poor operating results and failed acquisition integration, (iii) loss of valuable talent and (iv) poor Board oversight and corporate governance. The Reporting Person reiterated his belief that the Board must take steps to immediately find an experienced, veteran operator to replace Richard Dugas as CEO. The Reporting Person also informed shareholders of the launch of FixPulteGroupNow.com, a website dedicated to highlighting the value destruction and chronic underperformance at PHM. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Open letter to shareholders, dated April 20, 2016.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2016

/s/ William J. Pulte
William J. Pulte